CertifiedTrue Inc



ANNUAL REPORT

220 Mineola Boulevard Ste 10

Mineola, NY 11501

(917) 280-8386

https://certifiedtrue.com/

This Annual Report is dated April 26, 2023.

BUSINESS

CertifiedTrue Inc is a Delaware corporation providing an image verification platform for businesses, built on proprietary technology, that enables certification and verification of digital images so that they are reliable as evidence in court and for commercial purposes. Our SaaS solution, PhotoProof, provides a secure process to capture, certify and verify digital photos and videos with their metadata to be authentic, accurate and original using 4th generation blockchain inspired technology. We charge a recurring fee (monthly/annual) with tiered pricing based on the number of users and the quantity of photos taken and stored. Target markets for our application are law firms, law enforcement, insurance, real estate, and the government sector.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 25,000,000

Use of proceeds: Par value original shares to the founders and other original investors

Date: August 20, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 200

Use of proceeds: Founder's Shares given totaled 200 shares which were split 125:1 to 50M on July 26, 2021.

Date: May 10, 2018

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2021

How long can the business operate without revenue:

During our past and current stages of operation, CertifiedTrue has focused on R&D and the creation of our SaaS product, PhotoProof. Necessary resources have largely come from the labor and bootstrapped spending of our team members. Continued operations to bring the product to market and to sell it will require additional resources beyond what the company currently has and will require additional capital. CertifiedTrue is seeking capital with the intention to bring our product to market and the expectation it will begin generating revenue.

Foreseeable major expenses based on projections:

Major expenses will be salaries related to development of marketing materials, sales and further development of the product. Additional expenses are expected for external development services and cloud storage and computing services.

Future operational challenges:

CertifiedTrue's most immediate focus is to complete testing and development of our initial product PhotoProof for Legal. Once complete, we will need to provide a secure operational environment for the product to run as we expect to be tested by hackers or others wishing to penetrate our system to discredit our services or for other reasons. Since we anticipate our initial customers being from the legal community as well as law enforcement and the photos taken to be used as evidence in courts with significant civil and criminal implications, it is even more essential than usual that we have no vulnerabilities open to attack. Normally, this can be an issue for early stage startups who do not have significant resources to put into adequately securing their systems or code base. Fortunately, we have resources on our advisory team capable of performing the necessary penetration testing and hardening of both the code and the system as as a whole to ensure we can meet the challenge.

Another challenge will be adapting our core product to serve the law enforcement industry, including the agencies we are currently speaking with. While we do not see substantial difficulty in coding necessary UI changes, we have a limited amount of development team resources. Additionally, there is often significant work necessary to sucessfully obtain contracts with government entities, including a solid understanding of the process and paperwork involved. Once again, we are fortunate to have access to individuals with expertise and long experience in these areas who can provide assistance. Overcoming this challenge is essential since, it is anticipated that as soon as we are able to demonstrate our services and secure appropriate contracts with a few agencies, we are very likely to rapidly expand, as the success of these early customers is likley to generate strong demand in similar departments accross the US in a relatively short amount of time.

That leads to another challenge, which will be to expand quickly enough to grab market share in these key target submarkets where we are currently the only offering. As first mover in the market, we have early advantage but will need to quickly develop the sales and service force as well as scale operations to serve this customer base. That will require substantial resources that we will have to raise sufficient financing for. Once we have proven the viability of the market, others are likely to attempt to enter and it is essential that we take as much market share as we can early since the public contracts for similar services are usually held over long terms.

Future challenges related to capital resources:

Once CertifiedTrue's products have established entry in our target markets, we see a need to expand quickly to capture share. We will need to raise further capital to meet the demand for our services. While we anticipate our inital raise through crowdfuning on StartEngine, subsequent offerings are more likely to be addressed through venture capital or private equity markets. While we do have team members and advisors with some experience in this regard, we will need to meet the revenue and growth targets we anticipate in order to be attractive. Also, there is the issue of the state of the capital markets and venture capital at the time we will need to secure this financing and we have no way of knowing if it will be as favorable an economic environment to raise the necessary capital as it is now.

Future milestones and events:

General availability of our PhotoProof for Legal product - Besides having the ability to begin generating revenue, the completion of testing of our core product is the most significant milestone.

Acquiring 1st 10 Legal Customers - This will provide us with a solid base to use as a reference in the legal community. While we may have the opportunity to get into a large global firm, our expectation is that these initial customers will be smaller and boutique firms that will act as evangelists to the larger market.

Acquiring 1st Public Customer - besides providing a significant source of revenue (likely in excess of $1m annually), a contract with a public agency for CertifiedTrue's PhotoProof services will be a defining moment. One of the first we are targeting is a a departmental agency of a large county, where we have already established their need and have a good entry. It is our expectation that securing a substantial contract would give us a relative glide path to similar countries in the area and help us garner a dependable engine for high annual recurring revenues.

Liquidity and Capital Resources

At December 31, 2021 the Company had cash of $24,473.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Stephen Graves

Amount Owed: $33,700.00

Interest Rate: 0.0%

Non-interest bearing loan, callable on demand. No maturity date.

Creditor: VJ Tabone

Amount Owed: $3,300.00

Interest Rate: 0.0%

Non-interest bearing loan, callable on demand. No maturity date.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Stephen Graves

Stephen Graves's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & CEO

Dates of Service: May 10, 2018 - Present

Responsibilities: Setting the agendas for board meetings based on overall business goals. Offering opinions on matters that will be put to a vote by the board. Representing investors' interests in board discussions and debates.Responsible for establishing a company's goals and strategies and presiding over the entire workforce. Oversees budgets and ensures resources are properly allocated. Ensures departments meet individual goals. Responsible for overall accountability to shareholders and the general public. Not taking any salary or any form of compensation for this role.

Other business experience in the past three years:

Employer: Bank of China

Title: Principal Consultant

Dates of Service: November 01, 2019 - February 01, 2021

Responsibilities: Legal and Compliance Department, Led multiple large-scale initiatives and managed programs focused around Digital Transformation and Operational Excellence of Risk Management processes and tools. • Implemented and program managed a continuous improvement program comprised of 22 sub projects across 10 departments, focused on data automation, data analysis and digitization. Monthly reporting to the Steering Committee and Federal Regulatory Authorities. • Project Manager for a Digital Intelligence Dashboard for Sanctions, overseeing data typology and algorithm development to produce analysis in a Qlik Sense dashboard to drive investigations, Led between PMO, Computer Department, offshore Programming and Development company and Sanctions Department to develop business requirements and a User Interface for a department-wide Case Management Tool. Including Vendor negotiations, budget estimates, user interviews and wireframing, Executive Leadership & C-Suite Decision Making, Strategic Planning, Structured Innovation & Validated Learning, Organizational Transformation & Best Practices, Program Management (PMO),Data Visualization & Analysis, Agile Development, Kanban, XP & Scrum, IT Planning, Implementation & Governance, CERTIFICATIONS: PMI's Project Management Professional (PMP), Professional Scrum Master (PSM), Certified SAFe Agilist (SA), ITIL 2011 Foundations, CloudU Cert

Other business experience in the past three years:

Employer: CA Technologies

Title: Director, Global Business Operations

Dates of Service: January 01, 2014 - December 31, 2017

Responsibilities: * Drove operational improvements across Business Unit & Operations teams in cross functional management systems & led multiple programs & strategic initiatives to improve business unit performance. * Directed initiative (reporting to Chief Product Officer) to transform New Product Introduction. Results included reduced innovation cycle time by over 3 months with annual cost savings of over $1.8 million in development. * Managed Go-to-Market strategy & process for COO review, including monthly all C-Suite meeting, resulting in administrative savings of $600k and improved coordination between product development releases & marketing launch. * Operations lead to define a new strategic resource & budget allocation framework for categorizing product investment levels that resulted in $13.5 million in transfers from low-growth, low-margin to high-growth, high-margin products. * Increased ideation pipeline through creation and management of CPO Innovation Forum, a bi-monthly pitch event for the CPO & BU senior leadership teams that captured over 50 new product ideas, with 3 net-new product releases. * Redesigned Investment Business Case & streamlined governance process, resulting in resource optimization of $85k per completed case, while doubling customer validation OKR, leading to increased post-launch sales. * As crisis manager for Digital Commerce initiative, led Organizational Change Management across global IT, finance, sales & operations that resulted in successful on-time delivery (previously 60+ days behind) of 2 major product releases across 5 GEOs on the new platform. Included LMS software replacement, e-commerce implementation, payments & backend systems integration (Salesforce, SAP & Magento). Completed stakeholder & communications management, organizational & strategic impact analysis, gap analysis, dash-boarding, business process improvement & role mapping.•

Name: Robert V. Beltrani, Esq.

Robert V. Beltrani, Esq.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Corporate Secretary

Dates of Service: May 10, 2018 - Present

Responsibilities: Administrative responsibilities relating to the books and records of the company, including maintaining the records of share ownership, shareholder meeting decisions and board meetings. Not taking any salary or any form of compensation for this role.

Position: Business Development

Dates of Service: May 10, 2018 - Present

Responsibilities: Contacting potential clients to establish rapport and arrange meetings and planning and overseeing new marketing initiatives as well as researching organizations and individuals to find new opportunities. Not taking any salary or any form of compensation for this role.

Other business experience in the past three years:

Employer: Law Offices of Robert V. Beltrani

Title: Attorney at Law

Dates of Service: January 01, 1988 - Present

Responsibilities: Handled various matters, including personal injury actions, landlord/tenant litigation, real estate transactions and the acquisition and sale of commercial enterprises and litigation.

Name: Ronald da Silva

Ronald da Silva's current primary role is with Quantum Loophole. Ronald da Silva currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & Director

Dates of Service: May 10, 2018 - Present

Responsibilities: Helps determine the company's strategic objectives and policies and monitor progress towards achieving the objectives and policies and assist with appointing senior management while accounting for the company's activities to relevant parties, eg shareholders. Not taking any salary or any form of compensation for this role.

Other business experience in the past three years:

Employer: CertifiedTrue Inc

Title: Co-Founder and Chief Information Officer

Dates of Service: May 10, 2018 - November 08, 2018

Responsibilities: Included managing IT staff and developing department goals; developing and overseeing the IT budget; planning, deploying and maintaining IT systems and operations; managing the organization's software development needs. developing IT policies, procedures and best practices and ensuring architecture was designed in a manner that allowed for scalability

Other business experience in the past three years:

Employer: Quantum Loophole

Title: Vice President

Dates of Service: April 01, 2020 - Present

Responsibilities: Building master-planned, clean cloud communities - #greenhyperscale.

Other business experience in the past three years:

Employer: ICANN

Title: Member of the International Board of Directors - Committees: Finance (Chair), Audit, Governance, Compensation, Strategic Planning and Technical

Dates of Service: October 01, 2015 - Present

Responsibilities: Fiduciary Director's role serving the ARIN Board of Trustees, representing the ARIN region on the 15 member international address council. The purpose of the ASO is to review and develop recommendations on Internet Protocol (IP) address policy and to advise the ICANN Board.

Name: William A Clement

William A Clement's current primary role is with Apex Financial Services, Inc.. William A Clement currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January 01, 2019 - Present

Responsibilities: Guide the management, coordination and supervision of business activities of the company. Provide continuity for the organization, and to represent the organization's point of view through interpretation of its products and services, and advocacy for them. Select and appoint a chief executive to whom responsibility for the administration of the organization is delegated, including: to review and evaluate his/her performance regularly on the basis of a specific job description, including executive relations with the board, leadership in the organization, in product/service/program planning and implementation, and in management of the organization and its personnel, to offer administrative guidance and determine whether to retain or dismiss executives, Govern the organization by broad policies and objectives, formulated and agreed upon by the chief executive and employees, including to assign priorities and ensure the organization's capacity to carry out products/services/programs by continually reviewing its work, Acquire sufficient resources for the organization's operations and to finance the products/services/programs adequately, account to the stockholders (in the case of a for-profit) or public (in the case of a nonprofit) for the products and services of the organization and expenditures of its funds, including: to provide for fiscal accountability, approve the budget, and formulate policies related to contracts from public or private resources, to accept responsibility for all conditions and policies attached to new, innovative, or experimental products/services/programs. Mr. Clement assumed the role of special advisor to the Board in

January of 2019 before accepting the role of Member of the Board of Directors in 2021. Not taking any salary or any form of compensation for this role.

Other business experience in the past three years:

Employer: Apex Financial Services, Inc.

Title: Non-Executive Chair

Dates of Service: August 01, 2020 - Present

Responsibilities: Determining the company's strategic objectives and policies. Monitoring progress towards achieving the objectives and policies. Appointing senior management. Accounting for the company's activities to relevant parties, eg shareholders.

Other business experience in the past three years:

Employer: BP Asset Group Inc.

Title: Director

Dates of Service: October 01, 2019 - Present

Responsibilities: Determining the company's strategic objectives and policies. Monitoring progress towards achieving the objectives and policies. Appointing senior management. Accounting for the company's activities to relevant parties, eg shareholders.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Stephen Graves

Amount and nature of Beneficial ownership: 16,250,000

Percent of class: 65.0

RELATED PARTY TRANSACTIONS

Name of Entity: Stephen Graves
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Loan of $33,700 from Stephen Graves to CertifiedTrue
Material Terms: Non-interest bearing loan and due on demand.

Name of Entity: VJ Tabone
Relationship to Company: Co-founder
Nature / amount of interest in the transaction: Loan of $3,300 from VJ Tabone to CertifiedTrue
Material Terms: Non-interest bearing loan and due on demand.

OUR SECURITIES

Common Stock

The amount of security authorized is 50,000,000 with a total of 25,000,000 outstanding.

Voting Rights

This Common has one vote per share with votes on issues, such as members of the board of directors, stock splits, and the establishment of corporate objectives and policy. Until or unless the company goes public said voting rights of all shareholders listed on the StartEngine cap table will be voted by proxy by the company's Chairman. Please see Voting Rights of Securities sold in this offering section below for additional detail.

Material Rights

Dividends

Dividends may be declared by the Board of Directors and paid by the Corporation out of the unreserved and unrestricted earned surplus of the Corporation, or out of the unreserved and unrestricted net earnings of the current fiscal year, or in treasury shares of the Corporation, subject to the conditions and limitations imposed by the State of Delaware.

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering

pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity securities offered should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient

demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equity security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the digital verification industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1.07 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our

success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, providing a digital photo verification service. Our revenues are therefore dependent upon the market for digital photo verification. We may never have an operational product or service It is possible that there may never be an operational PhotoProof Saas service or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our PhotoProof service. Delays or cost overruns in the development of our PhotoProof service solution and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information

that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Certified True Inc. was formed on May 10th 2018 . Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. CertifiedTrue has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that CertifiedTrue's Certified Photo Saas solution is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could

prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the Federal Rules of Civil Procedure and State Civil Procedure and rules of evidence and admissibility and other relevant government laws and regulations. Theses and other laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on CertifiedTrue or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on CertifiedTrue could harm our reputation and materially negatively impact our financial condition and business. Technology Start-Up Risks Accurate financial projections are difficult to prepare for any business. They are notoriously difficult to prepare for new businesses because of the

lack of any significant operating history. Because CertifiedTrue is a technology based start-up the assumptions and estimates that underlie the projections may not be achieved because CertifiedTrue fails to secure market-share or because its attempts to patent technology or defend intellectual property right fails or because its marketing strategy falls short of expectations. Finally, CertifiedTrue's marketing strategy is centered on educating the legal community on the legal shortcomings of forensic digital evidence but the legal community in some respects has been slow to adopt technological innovations and may not be ready to change its methodologies despite legal exposure associated with the status quo. CertifiedTrue Specific Risk Our Saas solution is highly dependent on the effectiveness of our cryptographic technology as well as the blockchain related technology employed therein. At present there are no known means of tampering with or evading our solution but should sheretofore unknown and knowable technology be invented to circumvent our solution this would undermine our technology and our marketing of our protect which is highly dependent on reliability and immutability. In addition, if laws or regulations change in a manner we do not anticipate that relate adversely to admissibility of digital evidence this could upset our marketing model and indeed the anticipated market for our product. Intellectual Property Risks CertifiedTrue has developed unique proprietary technologies and intellectual properties and intends to seek patent protections and/or trademark or copyright protections to the fullest extent available under US and International law. This is a highly litigious area and should CertifiedTrue fail to secure some or all of the protections sought this could hurt CertifiedTrue's ability to preserve its rights therein and ultimately its market position. We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business. We believe that intellectual property will be critical to our success, and that we will rely on trademark, copyright and patent law, trade secret protection and confidentiality and/or license agreements to protect our proprietary rights. If we are not successful in protecting our intellectual property, it could have a material adverse effect on our business, results of operations and financial condition. While we believe that we will be issued trademarks, patents and pending patent applications help to protect our business, there can be no assurance that our operations do not, or will not, infringe valid, enforceable third-party patents of third parties or that competitors will not devise new methods of competing with us that are not covered by our anticipated patent applications. There can also be no assurance that our patent applications will be approved, that any patents issued will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found to be invalid or unenforceable or that our patents will be effective in preventing third parties from utilizing a copycat business model to offer the same service in one or more categories. Moreover, it is intended that we will rely on intellectual property and technology developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our intended services will be provided. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the U.S. and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third party copying or use, which could adversely affect our competitive position. We expect to license in the future, certain proprietary rights, such as trademarks or copyrighted material, to third parties. These licensees may take actions that might diminish the value of our proprietary rights or harm our reputation, even if we have agreements prohibiting such activity. Also to the extent third parties are obligated to indemnify us for breaches of our intellectual property rights, these third parties may be unable to meet these obligations. Any of these events could have a material adverse effect on our business, results of

operations or financial condition. Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information. We anticipate that a substantial amount of our processes and technologies will be protected by trade secret laws. In order to protect these technologies and processes, we intend to rely in part on confidentiality agreements with our employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in such cases, we could not assert any trade secret rights against such parties. To the extent that our employees, contractors or other third parties with which we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Laws regarding trade secret rights in certain markets in which we operate may afford little or no protection to our trade secrets. The loss of trade secret protection could make it easier for third parties to compete with our App and related future products and services by copying functionality, among other things. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our business, revenue, reputation and competitive position. If third parties claim that we infringe their intellectual property, it may result in costly litigation. We cannot assure you that third parties will not claim our current or future products or services infringe their intellectual property rights. In developing our App, we engaged the services of a third-party outsourced technology development firm that is a developer of much of our code. While we own the work product that was custom built for the Company (the "Company Work Product") we have not fully documented and secured the rights to such source code. Any claims, with or without merit, could cause costly litigation that could consume significant management time. As the number of product and services offerings in the Photograph application certification market increases and functionalities increasingly overlap, companies such as ours may become increasingly subject to infringement claims. Such claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements or obtain them on terms acceptable to us. We depend upon intellectual property and proprietary rights that are vulnerable to unauthorized use. We rely on a combination of copyright and trademark laws, trade secrets, software security measures, license agreements and nondisclosure agreements to protect our proprietary information. Our success will depend, in part, on our ability to operate without infringing the patent or other proprietary rights of others and our ability to preserve our trade secrets and other proprietary property, including our rights in any technology licenses upon which any of our products or services are based. Our inability to preserve such rights properly or operate without infringing on such rights would have a material adverse effect on our business, results of operations and financial condition. We currently do not own any registered copyrights, patents or patent applications pending. It may be possible for unauthorized third parties to copy aspects of, or otherwise obtain and use, our proprietary information without authorization. In addition, there can be no assurance that any confidentiality agreements between us and our employees, or any license agreements with our customers, will provide meaningful protection for our proprietary information in the event of any unauthorized use or disclosure of such proprietary information. We may become a party to intellectual property litigation or administrative proceedings that could be costly and could interfere with our ability to focus on our business

plan. The technology industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets, and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. It is possible that U.S. and foreign patents and pending patent applications or trademarks controlled by third parties may be alleged to cover our products or services, or that we may be accused of misappropriating third parties' trade secrets. Additionally, our products may include hardware and software components that we purchase from vendors, and may include design components that are outside of our direct control. Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks, and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that will prevent, limit or otherwise interfere with our ability to make, use, sell and/or export our products and services or to use product names. We may become a party to patent or trademark infringement or trade secret-related disputes or litigation as a result of these and other third party intellectual property rights being asserted against us. The defense and prosecution of these matters are both costly and time-consuming. Vendors from whom we purchase hardware or software may not indemnify us in the event that such hardware or software is accused of infringing a third party's patent or trademark or of misappropriating a third party's trade secret. Further, if such patents, trademarks, or trade secrets are successfully asserted against us, this may harm our business and result in injunctions preventing us from selling our products, license fees, damages and the payment of attorney fees and court costs. In addition, if we are found to willfully infringe third-party patents or trademarks or to have misappropriated trade secrets, we could be required to pay treble damages in addition to other penalties. Although patent, trademark, trade secret, and other intellectual property disputes in the technology industry have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign our App or related services in order to avoid infringement. Additionally, in the future, we may need to commence proceedings against others to enforce our patents or trademarks, to protect our trade secrets or know-how, or to determine the enforceability, scope and validity of the proprietary rights of others. These proceedings would result in substantial expense to us and a significant diversion of effort by our technical and management personnel. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. We may not be able to stop a competitor from marketing and selling products that are the same or similar to our products and services or from using product or service names that are the same or similar to ours, and our business may be harmed as a result. Finally, we use certain open-source software in our App. We may face claims from companies that incorporate open source software into their products or from open source licensors, claiming ownership of, or demanding release of, the source code, the open-source software or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to cease offering our App unless and until we can re-engineer it to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. These risks could be difficult to eliminate or manage, and, if not addressed, could harm our business, financial condition, and operating results. No assurances of protection for proprietary rights; reliance on trade secrets. In certain cases, we may rely on trade secrets to protect intellectual property, proprietary technology, and processes, which we have acquired, developed or may develop in

the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. We may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others. Our use of "open source" software could adversely affect our ability to offer our services and subject us to possible litigation. We use open-source software in connection with our technology development. From time to time, companies that use open-source software have faced claims challenging the use of open-source software and/or compliance with open source license terms. We could be subject to suits by parties claiming ownership of what we believe to be open-source software, or claiming noncompliance with open source licensing terms. Some open-source licenses require users who distribute software containing open source to make available all or part of such software, which in some circumstances could include valuable proprietary code of the user. We intend to monitor the use of open-source software and will try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open-source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose proprietary source code or pay damages for breach of contract could be harmful to our business, results of operations, or financial condition, and could help our competitors develop products and services that are similar to or better than ours. Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our intellectual property. As is the case with other technology companies, our success will be heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the technology industry involves both technological and legal complexity. Therefore, obtaining and enforcing technology patents is costly, time-consuming and inherently uncertain. In addition, the U.S. has recently enacted and is currently implementing wide-ranging patent reform legislation. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in other situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, the laws and regulations governing patents could change in ways that would weaken our ability to obtain patents and to enforce patents that we might obtain in the future. Similarly, changes in EU patent law and elsewhere could negatively affect the value of our patents registered outside of the U.S. Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with any of these requirements. The U.S. Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case, which could have a material adverse effect on our business,

results of operations and financial condition. We may not be able to protect our intellectual property rights throughout the world. Filing, prosecuting, and defending patents related to our App and any future product candidates throughout the world is prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the U.S. These products may compete with our products in jurisdictions where we do not have any issued or licensed patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to technology, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Our App and related services are based on new and unproved technologies and are subject to the risks of failure inherent in the development of new products and services. Because our App and related services are and will be based on new technologies, they are subject to risks of failure that are particular to new technologies, including the possibility that: • Our new approaches will not result in any products or services that gain market acceptance; • Our Apps and the technology powering our custom development services may unfavorably interact with other types of commonly used applications and services, thus restricting the circumstances in which they may be used; • Proprietary rights of third parties may preclude us from marketing a new product or service; or • Third parties may market superior or more cost-effective products or services. As a result, our activities may not result in a broad enough base of commercially viable products or services, which would harm our sales, revenue and financial condition. Major network failures could have an adverse effect on our business. Technology infrastructure is critical to the performance of our App and related services, as well as customer satisfaction. Currently, we have not yet developed or implemented such an infrastructure. However, it is anticipated that our future apps will run on a complex distributed system as well as a feature cloud computing. It is anticipated that we will own, operate and maintain the certain elements of this system, but some if not all elements of this system will be operated by third parties that we will not control and which would require significant time to replace. We would expect this dependence on third parties to continue. Major equipment failures, natural disasters, including severe weather, terrorist acts, acts of war, cyberattacks or other breaches of network or information technology security that affect third-party networks, communications switches, routers, mobile apps, microwave links, cell sites or other third-party equipment on which we rely, could cause major network failures and/or unusually high network traffic demands that could have a material adverse effect on our operations or our ability to provide service to our customers. These events could disrupt our operations, require significant resources to resolve, result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, prospects, results of operations and financial condition. If we experience significant service interruptions, which could require significant resources to resolve, it could result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, prospects, results of operations and financial condition. In addition, with the growth of wireless data services, enterprise data interfaces and internet-based or internet protocol-enabled applications, wireless networks and devices are exposed to a

greater degree to third-party data or applications over which we have less direct control. As a result, the network infrastructure and information systems on which we expect to rely upon, as well as potential customers' wireless devices, may be subject to a wider array of potential security risks, including viruses and other types of computer-based attacks, which could cause lapses in our service or adversely affect the ability of our customers to access our service. Such lapses could have a material adverse effect on our business, prospects, results of operations and financial condition. Defects in our App and its functionality and the technology powering our custom development services may adversely affect our business. It is anticipated that the tools, code, subroutines and processes contained within our mobile App or the technology powering our custom development services may contain defects when introduced and also when updates and new versions are released. The introduction of our App or custom development services with defects or quality problems may result in adverse publicity, product returns, reduced orders, uncollectible or delayed accounts receivable, product redevelopment costs, loss of or delay in market acceptance of our products or claims by customers or others against us. Such problems or claims may have a material and adverse effect on our business, prospects, financial condition and results of operations. We may be subject to a number of risks related to data security breaches and fraud that we or third parties experience or additional regulation, any of which could adversely affect our business financial condition and results of operations. We may be subject to a number of risks related to data security breaches and fraud that we or third parties experience or additional regulation, any of which could adversely affect our business, financial condition and results of operations. To the extent our users are ever affected by such a breach experienced by us or a third party, affected users would need to be contacted. Even if our users are not directly impacted by a given data security breach, they may lose confidence in the ability of service providers to protect their personal information generally, which could cause them to stop using our services. Additionally, if we fail to adequately prevent such a breach we may face civil liability, diminished public perception of our security measures which could adversely affect our business, financial condition and results of operations. We may not be able to maintain relationships with third-party partners and services on whom we depend for the functionality and success of our App. We are entirely dependent on agreements and relationships with certain third-party partners and service providers (i.e Amazon or Google). Failure of our partners to work with us and remain accessible through our App at the quality levels or at the time required by us, could materially adversely affect our ability to effectively support our user base in a timely manner and could cause our expenses for the same services to rise. We may not be able to keep up with rapid technological changes. To remain competitive, we must continue to enhance and improve the usability, functionality, and features of our App and related services. The evolving nature of the photograph certification, legal tech, and third-party authentication mobile-based services, which is characterized by growing technological change and the emergence of new industry standards and practices, could render our existing systems, app, and services obsolete. Our success will depend, in part, on our ability to develop, innovate, license, or acquire leading technologies useful in our business, enhance our existing solutions, develop new solutions and technology that address the increasingly sophisticated and varied needs of our current and prospective users, and respond to technological advances and emerging industry and regulatory standards and practices in a cost-effective and timely manner. Future advances in technology may not be beneficial to, or compatible with, our business. Furthermore, we may not successfully use new technologies effectively or adapt our proprietary technology and app to user requirements or emerging industry standards on a timely basis. Our ability to remain technologically competitive may require substantial expenditures and lead time. If we are unable to adapt in a timely manner to changing market conditions or user requirements, our business,

financial condition and results of operations could be seriously harmed. We depend on the continued growth and reliability of the internet, global positioning systems, services and apps. The recent growth in the use of apps and block chain-inspired services may cause periods of decreased performance for many services, internet providers, apps and related service providers. If app and usage continues to grow rapidly, the infrastructure these services are reliant upon (i.e. the internet, global positioning systems, and telecommunications networks and devices) may not be able to support these demands and therefore performance and reliability may decline. Decreased performance with respect to some or all of these critical components of our business model has also been attributed to illegal attacks by third parties. If outages or delays occur frequently or increase in frequency, or businesses are not able to protect themselves adequately from such illegal attacks, the market for mobile apps certification services, and related technologies could grow more slowly or decline, which may reduce the demand for our App and related services. Our business is dependent upon costumers using our App and adopting services and if we fail to obtain broad adoption, our business would be adversely affected. Our success will depend on our ability to complete the development of our App, ensure our App is fully functional and reliable as intended, commercialize and educate costumers regarding the benefits of App, and persuade them to adopt CertifiedTrue as their App for ensuring reliable admissible photographs. We do not know if our App will be successful over the long term and market acceptance may be hindered if our App doesn't function efficiently and/or our user experience isn't compelling and financially beneficial to our users. If costumers do not adopt and use our App and related services, we will not be able to generate revenues and our financial condition will suffer as a result. Our future revenue relies substantially on our App, which is currently our only product offering. If our App or future product offerings fail to gain, or lose, market acceptance, our business will suffer. Our ability to generate revenue is entirely dependent on the effectiveness and market acceptance of our App, and we expect that revenues derived from our App will account for substantially all of our future revenue. We intend to continue our research and development efforts for the expansion of our business and functionality of our App; however, there can be no assurance that we will be able to successfully develop and commercialize our App or any other new products or services. If we have difficulty launching our App or any other new products in the future, our reputation may be harmed and our financial results adversely affected. Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or users, or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation. In the ordinary course of our business, we and our third-party billing and collections providers and service partners may collect and store sensitive data, including legally-protected personal information. We may also process and store, and use additional third parties to process and store, sensitive intellectual property and other proprietary business information, including that of our customers and collaborative partners. While we intend to implement data privacy and security measures that will be compliant with applicable privacy laws and regulations, future security breaches could subject us to liability for violations of various laws, rules or regulations, civil liability, government-imposed fines, orders requiring that we or these third parties change our or their practices, or criminal charges, which could adversely affect our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices, systems, and compliance procedures in a manner adverse to our business. We are dependent on third party service providers, technology partners, and licensors to supply certain services, software, and operational support necessary for our App to function effectively and provide the services our App is designed to offer end users. Our business, App, and related services are entirely dependent on the aforementioned

third-party service providers, technology partners and licensors to supply certain services, software and operational support necessary for our App to function effectively and provide the services our App is designed to offer end-users. Some of the technologies, software, services and service providers represent our sole source of for such products/services or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the products and/or services we need in a timely manner according to our specifications and on reasonable terms, our business and our Apps ability to provide the services its designed to offer users will be materially adversely affected, or the need to procure or develop alternative sources might delay the launch our App and related services. These events could materially and adversely affect our App and business plans and have a material negative impact on our future financial results. Our operations may be vulnerable to hacking, viruses, and other disruptions, which may make our App and related services less attractive and reliable. Internet usage and mobile app usage could decline if any well-publicized compromise of security occurs. Hacking involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, software, hardware, or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may be required to expend capital and other resources to protect our app and related systems upon which our app is reliant against hackers. There can be no assurance that any measures we may take will be effective. Security breaches could have a material adverse effect on our business. In addition, the inadvertent transmission if computer viruses or other digital problems could expose us to a material risk of loss or litigation and possible liability, as well as materially damage our reputation and decrease our user base. The fledgling photo certification industry is subject to rapid technological change and, to compete, we must continually enhance our Apps and custom development services. We must continue to enhance and improve our App and custom development services. The mobile application industry is characterized by rapid technological change, changes in user requirements and preferences, frequent new product and services introductions embodying new technologies, and the emergence of new industry standards and practices that could render our products and services obsolete. Our success will depend, in part, on our ability to both internally develop and license leading technologies to enhance our existing mobile App and custom development services, develop new mobile apps and services that address the increasingly sophisticated and varied needs of our customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our technology and other proprietary technology involves significant technical and business risks. We will need access to the APIs of existing services in order for our App to function efficiently and effectively, and these services may perceive our App and/or business strategy to be in competition with their businesses, which could prevent or limit their willingness to work with us. Moreover, our future products and services may be in direct competition with existing services, which would most likely result in these services refusing to collaborate with us and/or refusing to permit access to their systems for our App to function. If existing services perceive us or our business as a threat, it will be significantly more difficult for us to commercialize our products and compete effectively. We may fail to use new technologies effectively or to adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, customer requirements or emerging industry standards, we may not be able to increase our revenue and expand our business. We may face intense competition and expect competition to increase in the future, which could prohibit us from developing a customer base and generating revenue.

The fledgling mobile photographic certification application industry and the photograph certification are nascent and evolving, with potentially low barriers to entry and we expect more companies to enter these sectors and a wider range of mobile apps and related products and services to be introduced. Our strategic partners and competitors that develop similar apps may include, without limitation, Trupic and _____, , among others. These companies may already be making inroads in our industry. Most of these companies have significantly greater financial and other resources than us. While we have a different marketing plan and orientation if we are unable to forge strategic relationships our business will be severely harmed. Finally, as our business strategy evolves we may pivot and market to space already the focus of these competitors who are well-capitalized and have established businesses focused on a niche within the photograph certification sector. As a result, we may be unable to compete effectively. We may become subject to government regulation and legal uncertainties that could reduce demand for our products and services, including our App, or increase the cost of doing business, thereby adversely affecting our ability to generate revenues. We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally and laws or regulations directly applicable to internet commerce. However, due to the increasing popularity and use of mobile applications, it is likely that a number of laws and regulations may become applicable to us which we rely upon for the operation of our App and related services or may be adopted in the future with respect to mobile applications covering issues such as: (i) user privacy; (ii) taxation; (iii) right to access personal data; (iv) copyrights; (v) distribution; and (vi) characteristics and quality of services. Moreover, as our business strategy continues to develop, we may elect to develop and launch new products or services which may subject us to the complex laws and regulations applicable to the niche area of Photographic certification, and require us to spend significant time and resources ensuring compliance with applicable rules and regulations. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted or the content provided by users. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our App or custom development services, which would harm our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results. It is possible that a number of laws and regulations may be adopted or construed to apply to us in the United States and elsewhere that could restrict the mobile industry, including user privacy, advertising, taxation, content suitability, copyright, distribution and antitrust. Furthermore, the growth and development of electronic commerce and virtual goods may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through mobile devices. We anticipate that scrutiny and regulation of our industry will increase and we will be required to devote legal and other resources to addressing such regulation. Changes to these laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace, which could have a harmful impact on our business model. Failure to comply with federal and state privacy laws and

regulations, or the expansion of current or the enactment of new privacy laws or regulations, could adversely affect our business. A variety of federal and state laws and regulations govern the collection, use, retention, sharing and security of consumer data. The existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations. In addition, various federal, state and foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters. For example, recently there have been Congressional hearings and increased attention to the capture and use of location-based information relating to users of smartphones and other mobile devices. Several internet companies have incurred penalties for failing to abide by the representations made in their privacy policies and practices. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or orders or other federal, state or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in claims, proceedings or actions against us by governmental entities or others or other liabilities, which could adversely affect our business. In addition, a failure or perceived failure to comply with industry standards or with our own privacy policies and practices could adversely affect our business. Federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party web "cookies" for behavioral advertising. The regulation of these cookies and other current online advertising practices could adversely affect our business. Our business model and our App is entirely dependent on the continued success and viability of the photograph certification and photograph authentication and we may become subject to government regulation and legal uncertainties that could reduce demand for our products and services, including our App, or increase the cost of doing business, thereby adversely affecting our ability to generate revenues. The past few years has seen new entries into this space. Large amounts of venture capital and private equity has been invested in these new companies, which have the potential to create a new niche industry As can be gleaned from these recent events around photograph certification it is difficult to predict how existing laws will be applied to our business and the new laws and regulations to which we will likely become subject. We anticipate that scrutiny and regulation of the photograph certification will increase and we will be required to devote legal and other resources to addressing such regulation, either directly or indirectly. Changes to these laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace. Such uncertainty could reduce demand for our services or increase the cost of doing business due to increased costs of litigation or increased service or operating costs. On the other hand we believe that litigation, regulation and exposure may expand general awareness of the need for our services. Regulatory and legal uncertainties could harm our business. We are subject to regulations applicable to businesses generally, and laws or regulations directly applicable to electronic media. However, it is possible that a number of laws and regulations may be adopted with respect to mobile apps intended to certify and store photographs intended to be used for admission to courts or for claims adjudication and internet-based companies relating to user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. The adoption of any additional laws or regulations may decrease the expansion of our industry and/or related industries. Moreover, the applicability of existing laws to mobile apps, services, and internet-based companies is uncertain with regard to many issues, such as securities law, property ownership, insurance, telecommunications, export of encryption technology, licensing, safety, sales tax, libel, and

personal privacy. Any such new legislation or regulation could seriously harm our business, financial condition, and future results of operations. The application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to mobile apps, services and internet-based companies and other online services could also harm our business or that of our strategic service providers. Further, we might unintentionally violate laws that may be modified or enacted in the future, which may subject us to civil or criminal penalties that may materially and adversely affect our business. We currently have no sales and marketing organization. If we are unable to establish a direct sales force in the U.S. to promote our App and related products, the commercial opportunity for our App and related may be diminished. We currently have no sales and marketing organization. The Company plans to engage a sales force to market and promote subscriptions to our platform for our mobile Apps. This core team will be responsible for the build-out of sales and marketing team to support the launch of the our App and all subsequent products in its pipeline. We will incur significant additional expenses and commit significant additional management resources to establish our sales force. We may not be able to establish these capabilities despite these additional expenditures. We will also have to compete with other legal tech or insurtech companies to recruit, hire and train sales and marketing personnel. If we elect to rely on third parties to sell our products in the U.S., we may receive less revenue than if we sold our products directly. In addition, although we would intend to diligently monitor their activities, we may have little or no control over the sales efforts of those third parties. In the event we are unable to develop our own sales force or collaborate with a third party to sell our products, we may not be able to commercialize our products which would negatively impact our ability to generate revenue. We may not be able to enter into any marketing arrangements on favorable terms or at all. If we are unable to enter into a marketing arrangement for our products, we may not be able to develop an effective sales force to successfully commercialize our products. If we fail to enter into marketing arrangements for our products and are unable to develop an effective sales force, our ability to generate revenue would be limited. Our failure to find third party collaborators to assist or share in the costs of product development could materially harm our business, financial condition and results of operations. Our strategy for the development and commercialization of our products may include the formation of collaborative arrangements with third parties. Potential third parties include Continuing Legal Education companies, Police, and Prosecutorial organization, Bar Associations, Law Schools, academic institutions, and other entities. Third-party collaborators may assist us in: • funding research, developing materials on photographic forensics and legal admissibility; • seeking and obtaining regulatory approvals or civil procedure changes; and • successfully commercializing any future product candidates. If we are not able to establish further collaboration agreements, we may be required to undertake product development and commercialization at our own expense. Such an undertaking may limit the number of products that we will be able to develop, significantly increase our capital requirements and place additional strain on our internal resources. Our failure to enter into additional collaborations could materially harm our business, financial condition, and results of operations. In addition, our dependence on licensing, collaboration and other agreements with third parties may subject us to a number of risks. These agreements may not be on terms that prove favorable to us and may require us to relinquish certain rights in our products. To the extent we agree to work exclusively with one collaborator in a given area, our opportunities to collaborate with other entities could be curtailed. Lengthy negotiations with potential new collaborators may lead to delays in the research, development or commercialization of product or customized service candidates. The decision by our collaborators to pursue alternative technologies or the failure of our collaborators to develop or commercialize successfully any

product candidate to which they have obtained rights from us could materially harm our business, financial condition and results of operations.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2023.

CertifiedTrue Inc

By   /s/ *Stephen Graves*

Name: CertifiedTrue Inc

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Stephen Graves, the CEO of CertifiedTrue, Inc., hereby certify that the financial statements of CertifiedTrue and notes thereto for the periods ending 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

CertifiedTrue has not yet filed its federal tax return for 2021.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 24, 2023.

Stephen Graves_____ (Signature)
CEO
 Apr 24, 2023



CertifiedTrue, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and Report

Years ended December 31, 2021

Statement of Financial Position		2021
ASSETS		
Current Assets	$	27,146
Total Current Assets	$	27,146
Non-current Assets	$	-
Total Non-Current Assets	$	-
TOTAL ASSETS	**$**	**27,146**
LIABILITIES		
Current Liabilities	$	-
Total Current Liabilities	$	-
Long-term Liabilities	$	-
Related Party Loan	$	37,000
Total Long-Term Liabilities	$	37,000
TOTAL LIABILITIES	**$**	**37,000**
EQUITY		
Common Stock	$	48,075
Additional Paid in Capital	$	26,004
Accumulated Deficit	$	(83,933)
Total Equity	$	(9,854)
TOTAL LIABILITIES AND EQUITY	$	27,146

Statement of Operations		2021
Revenue	$	-
Cost of Sales	$	-
Gross Profit	$	-
Operating Expenses		
Advertising and Marketing	$	8,998
Product Development	$	14,676
General & Administrative	$	19,965
Total Operating Expenses	$	43,639
Operating Income (loss)	$	(43,639)
Total Other Income	$	-
Other Expense		
Total Other Expense	$	-
Net Income (loss)	$	(43,639)

Statement of Cash Flows	2021
OPERATING ACTIVITIES	
Net Income (Loss)	$ (43,639)
Adjustments to reconcile Net Income to Net Cash provided by operations:	$ -
Net Cash provided by (used in) Operating Activities	$ (43,639)
INVESTING ACTIVITIES	
Net Cash provided by (used by) Investing Activities	$ -
FINANCING ACTIVITIES	
Paid In Capital (distributions)	$ 63,785
Debt Issuances - Related Party	$ 7,000
Net Cash provided by (used in) Financing Activities	$ 70,785
Cash at the beginning of period	$ -
Net Cash increase (decrease) for period	$ 27,146
Cash at end of period	$ 27,146

Statement of Changes in Shareholder Equity *Common Stock*	# of Shares	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Ending Balance 12/31/2020	25,000,000	$ 200	$ 10,618	$ (40,818)	$ (30,000)
Issuance of Common Stock	132,402	$ 47,875			$ 47,875
Prior Period Adjustment				$ 524	$ 524
Additional Paid in Capital			$ 26,004		$ 26,004
Net Income (Loss)				$ (43,639)	$ (43,639)
Ending Balance 12/31/2021	25,132,402	$ 48,075	$ 36,622	$ (83,933)	$ 764

CertifiedTrue, Inc.

Notes to the Unaudited Financial Statements

December 31st, 2021

$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

CertifiedTrue, Inc. ("the Company") was formed in Delaware on May 10th, 2018. The Company plans to earn revenue using distributed ledger technology to safeguard legal, insurance and real estate companies from fraud, risks and operational costs by capturing, storing and authenticating digital data. The Company's headquarters is in Mineola, New York. The Company's customers will be located in the United States. The Company will continue to conduct a crowdfunding campaign under regulation CF to raise operating capital into 2022.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. During the year ended December 31st, 2021, the Company had outstanding accounts payable in the amount of $37,000 for services performed by an owner's company. The balance is non-interest bearing and due on demand.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

See Note 3 for Related Party Debt.

NOTE 6 – EQUITY

The Company has authorized 50,000,000 of common shares with a par value of $0.01 per share. 25,132,402 shares were issued and outstanding as of December 31, 2021.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

The Company amended its Certificate of incorporation on July 26th, 2021 to increase its authorized shares from 200 to 50,000,000. As a result of the amendment, the original shareholders were issued 125,000 shares for every share previously held. This amendment was retroactively applied to the Statement of changes in Shareholder Equity in the year ending December 31, 2020.

Subsequently, the Company entered into a SEC Regulated Crowd Funding offering listed on StartEngine, Inc. which began November 28, 2021 and is scheduled to end on March 1, 2022. Through December 31, 2021, the Company sold 132,402 shares of common stock for which it received a total of $47,875.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

CERTIFICATION

I, Stephen Graves, Principal Executive Officer of CertifiedTrue Inc, hereby certify that the financial statements of CertifiedTrue Inc included in this Report are true and complete in all material respects.

Stephen Graves

CEO